CQS (US), LLC

PROXY VOTING POLICIES AND PROCEDURES

September 1, 2021

General Guidelines

CQS will vote where it is proportionate and in the best interests of the Funds. In considering whether or not to vote, CQS will take into consideration a broad range of factors and the potential benefits of voting.

Generally, CQS opts to retain authority for voting all proxies delegated by the Funds and does not further delegate voting authority to proxy advisors. CQS approaches proxy voting in a proportionate manner and, as such, may not always vote at all meetings and on all proposals. Where CQS does exercise a proxy vote, however, it generally aims to vote consistently across the Funds.

As an authorised and regulated firm, CQS has a fiduciary obligation to act in the best interests of its clients. Where CQS does determine it is in the Fund’s interest to vote a proxy, CQS will vote such proxies in the best interests of its clients. CQS believes that actively exercising voting rights enhances the long term sustainable value of the companies in which the Funds invest. CQS is aware of the importance of voting securities in a timely manner and of giving due consideration to all proposed resolutions. By exercising the right to vote, CQS seeks both to add value to on behalf of clients and to protect the Fund’s interests as shareholders. Prior to exercising voting rights, CQS will consider the issues, meet management if necessary, and vote accordingly.

In the event of the assets of the relevant Fund being subject to re-hypothecation or repurchase agreements (repo), stock loan or similar transfer of title arrangements, CQS may not have the legal right to vote in relation to those assets for the duration of the transfer.

CQS will generally vote proxies in a manner that serves what CQS deems to be in the best interests of the Funds and their investors. CQS will review proxy proposals on a case by case basis and each proxy is considered on its merits. However, CQS will also take into consideration general guidelines in line with the relevant issuer’s management’s recommendation for certain routine matters including:

•approval of auditors;

•name changes;

•declaring stock splits;

•changing the date and/or the location of the annual meeting;

•minor amendments to the articles of incorporation;

•election of Directors (unless circumstances dictate a vote against); and

•any other issues that do not adversely affect the Funds’ economic interests.

Although CQS believes that management’s recommendations should be given considerable weight, CQS will consider whether any proposals from management would be detrimental to the underlying value of the Funds’ positions, or where proposals are inconsistent with the investment objective and policy of the relevant Fund or CQS adopted client guidelines.

CQS may elect to act collectively with other shareholders or third parties where appropriate, and subject to relevant law and regulation, in order to protect and enhance shareholder value.

CQS may choose to refrain from voting proxies for various reasons including (without limitation):

•if the effect on the Fund’s economic interests or the value of the portfolio holding is indeterminable or insignificant;

•where it is disproportionate to do so having due to regard to the relevant facts and circumstances;

•if voting the proxy results in (or may result in) a conflict of interest; or

•if a jurisdiction imposes share blocking restrictions which prevent CQS from exercising discretionary authority.

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In the instance that a Fund’s offering documentation, investment policy and/or restrictions, constitutional documents, management agreement, or similar (together “Relevant Documentation”) stipulates or provides guidelines as to how to vote proxies, CQS will vote those proxies in line with the requirements of the Relevant Documentation. CQS may decline to vote if voting would not be in accordance with the requirements of the Relevant Documentation. Should no guidelines or requirements be provided in the Relevant Documentation, proxies for Funds will be voted in accordance with this Policy.

Proxy Voting Procedures

The CQS Corporate Actions Team is responsible for proxy voting processes, with assistance and support from the Legal and Compliance Teams.

The CQS Corporate Actions Team will notify the relevant Portfolio Managers of an impending proxy vote, who will confirm to the team the way in which they wish to vote. CQS does not issue automated standing instructions to vote in a certain way. Each proxy vote is considered by the Portfolio Manager(s) responsible for the Fund holding the position.

CQS uses a voting agency when engaging in proxy voting for the Funds. Certain sub-advised Funds or bespoke mandates may request that other voting agency providers be used. In these circumstances CQS will use those other providers to the extent practicable.

The voting agency provides administrative services related to proxy voting. CQS’ existing agency allows CQS to manage, track, reconcile and report the Funds’ proxy voting through electronic delivery of ballots, online voting and integrated reporting and record keeping.

Role of Third Parties

CQS generally does not use proxy advisors or similar service providers. However, CQS may, on a case by case basis, decide to avail of such services in relation to a particular issue or vote. While such proxy advisor services may provide further analysis and recommendations regarding the relevant proxy proposal, the relevant Portfolio Managers are ultimately responsible for providing the voting recommendation for a given proposal.

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